EXHIBIT 19.1

ENERGOUS CORPORATION

Insider Trading Policy

Energous Corporation has adopted this Insider Trading Policy (the “Policy”) to promote compliance with federal securities laws by all directors, officers, employees and consultants of Energous and its affiliates, as well as any immediate family members sharing the household of any of the foregoing (collectively, the “Covered Persons”). The Policy also is designed to protect an important corporate asset: Energous’ reputation for integrity and ethical conduct. The Policy governs transactions in securities of Energous or any other issuer where conflicts of interest could arise. As a result of applicable securities laws and the Policy, Covered Persons may, from time to time, have to forego or delay a desired securities transaction, and may suffer economic loss or forego anticipated profit as a result.

POLICY

No Covered Person may trade in Energous securities unless certain that he or she does not possess material inside information. No Covered Person may disclose, or “tip,” such information to others who might use it for trading or might pass it along to others who might trade.

Similarly, Covered Persons may not trade in securities of any other company unless they are certain that they do not possess any material inside information about that company which they obtained in the course of their employment or consulting relationship with Energous, such as information about a major contract or merger being negotiated.

Inside information relating to Energous is the property of Energous, and the unauthorized disclosure of such information is forbidden.

DEFINITIONS

Securities include common stock and derivative securities such as put and call options and convertible debentures or preferred stock, as well as debt securities such as bonds and notes.

Trading includes buying or selling securities for the benefit of a Covered Person or an account, trust, partnership or other entity controlled by the Covered Person. It does not include purchasing stock under an employee option or making a gift that does not satisfy a legal obligation.  This policy does not apply to trading that consists only of stock sales required by Energous policy to cover taxes upon settlement of restricted stock units that are approved by the Board of Directors.

Material information is any information that a reasonable investor would consider important in a decision to buy, sell or hold the securities. Any information that could reasonably be expected to affect the price of the securities is likely to be considered material. Examples of material information include unexpected financial results, proposed major mergers and acquisitions, sale of major assets, changes in dividends, an extraordinary item for accounting purposes, and important business developments such as the entry or exit of a strategic relationship, regulatory approvals, product announcements, executive or Board changes, or major litigation. The information may be positive or negative. The public, the media, and the courts may use hindsight in judging what is material.

Inside means information has not yet become publicly available. Release of information to the media does not immediately free Covered Persons to trade. Covered Persons should refrain from trading until the market has had an opportunity to absorb and evaluate the information. If the information has been widely disseminated, it is usually sufficient to wait at least 24 hours after publication.

ADDITIONAL PROHIBITIONS AND GUIDANCE

Short Sales and Derivatives

Short sales of Energous securities (a sale of securities which are not then owned), including a “sale against the box” (a sale with delayed delivery) are prohibited.

No Covered Person may ever engage in transactions in publicly traded options, such as puts, calls and other derivative securities, relating to Energous.  This prohibition also extends to various forms of hedging transactions or monetization transactions, such as zero-cost collars and forward sale contracts, as they involve the establishment of a short position in Energous securities. This prohibition does not prevent employees from exercising company-issued options, subject to the other restrictions of this Policy.

Standing Orders

Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are in possession of material inside information.

Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan or, in many instances, if the value of the collateral declines. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material inside information regarding Energous, Covered Persons are prohibited from holding securities of Energous in a margin account or pledging such securities as collateral for a loan. An exception to this prohibition may be permitted in certain limited circumstances with the advance written approval of the Chief Financial Officer.

Penalties for Non-Compliance

The following penalties apply under United States Securities and Exchange Commission (SEC) Rule 10b-5, which prohibits trading on material inside information: (1) imprisonment of up to 20 years, (2) criminal fines of up to $5 million, (3) civil penalties of up to 3 times the profits gained or losses avoided, (4) prejudgment interest, and (5) private party damages. In addition to damage to reputation, violation of this Policy could result in termination.

10b5-1 Plans

Rule 10b5-1 provides a defense from insider trading liability under SEC Rule 10b-5. To be eligible for this defense, a Covered Person may enter into a “10b5-1 plan” for trading in Energous stock.  If the plan meets the requirements of Rule 10b5-1, Energous stock may be purchased or sold without regard to certain insider trading restrictions.

To comply with this insider trading policy, a 10b5-1 plan must be approved by the Chief Financial Officer and meet the requirements of Rule 10b5-1.

In general, a 10b5-1 plan must be entered into a time when the person entering into the plan is not aware of undisclosed material information. Once the plan is adopted, the Covered Person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, the timing of the trade, or whether to trade. The plan must either specify (specifically or by defining a formula or algorithm) the amount, pricing and timing of transactions in advance, or delegate discretion on these matters to an independent third party.

Social Media

Because of the potential for abuse of the prohibition on “tipping,” Covered Persons are prohibited from posting any information on any form of social media or other types of public forums where Energous or Energous securities are a topic.

BLACKOUT POLICY

As part of this Policy, Energous has adopted a blackout policy that prohibits trading in Energous securities by officers, directors and employees and/or consultants, beginning on the fifteenth day of the third month of each fiscal quarter and ending 24 hours after earnings for such quarter are publicly released.

Who is covered by this blackout policy?

•	All Covered Persons

What transactions are prohibited during a blackout period?

•	Open market purchase or sale of Energous securities
•	Purchase or sale of Energous securities through a broker
•	Exercise of stock options where all or a portion of the acquired stock is sold during the blackout period

What transactions are allowed during a blackout period?

•	Exercise of stock options where no Energous stock is sold in the market to fund the option exercise
•	Gifts of Energous stock, unless the Covered Person has reason to believe the recipient intends to sell the shares during the current blackout period
•	Transaction that comply with SEC Rule 106b5-1 pre-arranged written plans
•	Stock sales required by Energous policy to cover taxes upon settlement of restricted stock units that are approved by the Board of Directors.

In addition to the standard end-of-quarter blackout periods, Energous may, from time to time, impose other blackout periods upon notice to those persons who are affected. The scope of persons affected may be broader than, or different from, the persons described above.

PRE-CLEARANCE OF STOCK TRANSACTIONS

All Covered Persons are obligated to pre-clear their proposed transactions in Energous securities. These transactions include all transactions noted above as being prohibited during a blackout period, as well as gifts and any stock option exercises.

Who authorizes the clearance?

•	Chief Financial Officer
•	Outside counsel, as designated by the Chief Financial Officer (or the Chief Executive Officer in the event the Chief Financial Officer is seeking pre-clearance)

Pre-clearance advice generally is good for two days, unless you come into contact with material inside information during that time.

SECTION 16 REPORTS

Some officers and all Energous directors are obligated to file Section 16 reports when they engage in transactions in Energous securities. Although the Chief Financial Officer’s office will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for the reports.

Who is obligated to file Section 16 reports?

•	Energous directors
•	Energous officers designated as “executive officers” by the Board of Directors.

FORM 144 REPORTS

Energous directors and certain Energous officers designated by the Board of Directors are required to file Form 144 before making an open market sale of Energous securities. Form 144 notifies the Securities and Exchange Commission of your intent to sell Energous securities. It is generally prepared and filed by your broker and is in addition to the Section 16 reports.